SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

TULARIK INC.

(Name of Issuer)

COMMON STOCK, $0.001 par value

(Title of Class of Securities)

899165104

(CUSIP Number)

Steven M. Odre, Esq.

Senior Vice President,

General Counsel and Secretary

Amgen Inc.

One Amgen Center Drive

Thousand Oaks, CA 91320-1799

(805) 447-1000

with a copy to:

Charles K. Ruck, Esq.

Latham & Watkins

650 Town Center Drive

Twentieth Floor

Costa Mesa, California 92626-1925

(714) 540-1235

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 14, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box:  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following page)

SCHEDULE 13D

CUSIP No. 899165104	Page 2 of 6

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Amgen Inc. I.R.S. Employer Identification No. 95-3540776

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 13,952,885 8. SHARED VOTING POWER -0- 9. SOLE DISPOSITIVE POWER 13,952,885 10. SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,952,885

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.1%

14.	TYPE OF REPORTING PERSON CO

2

The statement on Schedule 13D filed by Amgen Inc. (“Amgen”) on June 5, 2003 (the “Initial Statement”) relating to the common stock, $0.001 par value per share (the “Common Stock”), of Tularik Inc., a Delaware corporation (the “Issuer”), as amended by an Amendment No. 1 thereto filed on July 1, 2003, an Amendment No. 2 thereto filed on July 9, 2003 and an Amendment No. 3 thereto filed on November 13, 2003 (the Initial Statement as previously amended, the “Current Statement”), is hereby amended by this Amendment No. 4 to the Schedule 13D.

Unless otherwise indicated herein, each capitalized term used but not defined shall have the meaning ascribed to such term in the Current Statement.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Current Statement is hereby amended and supplemented to add the following:

On November 14, 2003, Amgen acquired beneficial ownership of 1,452,885 additional shares of the Issuer’s Common Stock (the “Additional Shares”), for an aggregate purchase price of $17,289,331.50. Amgen acquired the shares from the underwriters in connection with the Offering. The Issuer received all proceeds from the sale of the Additional Shares except for an underwriting discount of $0.119 per share received by the underwriters in respect of the sale of such shares.

All funds for the purchase of the Additional Shares were obtained from the working capital of Amgen.

Item 4.	Purpose of Transaction.

Item 4 of the Current Statement is hereby amended to delete in their entirety the last two sentences of the last paragraph of Item 4 in the Initial Statement and to replace them with the following:

Alternatively, subject to the Lockup Provision and the Lock-up Agreement, Amgen may dispose of some or all of its shares of Common Stock now owned or hereafter acquired by it, in open market sales, privately negotiated transactions or otherwise. Except as disclosed above, Amgen acquired the Pharma Vision Shares, the Issuer Shares and the Additional Shares for investment purposes.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Current Statement is hereby amended and restated in its entirety with the following:

(a)-(b) Amgen may be deemed to have the following:

(i) Sole power to vote or direct the vote: 13,952,885

(ii) Shared power to vote or direct the vote: -0-

(iii) Sole power to dispose or direct the disposition: 13,952,885

(iv) Shared power to dispose or direct the disposition of: -0-

Such Common Stock constitutes 21.1% of the Issuer’s outstanding Common Stock. This calculation is based on the Issuer having (i) 59,364,625 outstanding shares of Common Stock as of September 30, 2003, as stated in the Issuer’s Form 10-Q for the period ended September 30, 2003, plus (ii) an additional 6,900,000 shares issued in the Offering.

To the knowledge of Amgen, no other Reporting Person has an equity or other ownership interest in the Issuer.

(c) None.

(d) To the knowledge of Amgen, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer deemed to be beneficially owned by Amgen.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Current Statement is hereby amended and supplemented to add the following:

On November 13, 2003, Amgen and the Issuer entered into a letter agreement pursuant to which the Issuer consented to Amgen’s acquisition of 1,452,885 shares of Issuer Common Stock in connection with the Offering. A copy of this letter agreement is attached hereto as Exhibit 11 and is incorporated by reference herein.

Item 7.	Material to be filed as Exhibits.

The following documents are filed as exhibits:

Exhibit 1†	Letter Agreement between Amgen Inc. and Tularik Inc. dated February 11, 2003, as amended by a Letter Agreement between Amgen Inc. and Tularik Inc. dated May 21, 2003.

Exhibit 2†	Stock Purchase Agreement, dated May 21, 2003, by and between Amgen Inc., a Delaware corporation, and ZKB Pharma Vision AG, a company organized under the laws of Switzerland.

Exhibit 3†	Stock Purchase Agreement dated May 21, 2003 by and between Amgen Inc., a Delaware corporation, and Tularik Inc., a Delaware corporation.

Exhibit 4	Amended and Restated Registration Rights Agreement dated August 15, 1999 by and among Tularik Inc., a Delaware corporation, those individuals and entities set forth on the Schedule of Rights Holders attached thereto as Exhibit A and the holders of warrants to purchase Tularik’s Series H Preferred Stock set forth on the Schedule of Warrantholders attached thereto as Exhibit B (filed as Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1 (Registration No. 333-89177) and incorporated herein by reference).

Exhibit 5*	Registration Rights Agreement dated June 27, 2003 between Amgen Inc., a Delaware Corporation, and Tularik Inc., a Delaware corporation.

Exhibit 6+	Letter Agreement between Amgen Inc. and Tularik Inc. dated July 8, 2003.

Exhibit 7^	Letter Agreement between Amgen Inc., a Delaware corporation, and Goldman, Sachs & Co., SG Cowen Securities Corporation, UBS Securities LLC and Sun Trust Capital Markets, Inc., as representatives of the underwriters of a proposed public offering of common stock of Tularik Inc., dated November 4, 2003.

Exhibit 8^	Agreement Related to Stock Purchase dated November 10, 2003 between Amgen Inc., a Delaware corporation, and Tularik Inc., a Delaware corporation.

Exhibit 9^	Amendment No. 1 to Registration Rights Agreement dated November 10, 2003 between Amgen Inc., a Delaware corporation, and Tularik Inc., a Delaware corporation.

Exhibit 10^	Letter Agreement between Amgen Inc. and Tularik Inc. dated August 29, 2003, amending the Letter Agreement between Amgen Inc. and Tularik Inc. dated February 11, 2003 as amended by a Letter Agreement between Amgen Inc. and Tularik Inc. dated May 21, 2003.

Exhibit 11	Letter Agreement between Amgen Inc. and Tularik Inc. dated November 13, 2003.

†	Previously filed with the Initial Statement.
*	Previously filed with Amendment No. 1 to the Initial Statement.
+	Previously filed with Amendment No. 2 to the Initial Statement.
^	Previously filed with Amendment No. 3 to the Initial Statement.

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: November 14, 2003	AMGEN INC.

/s/ Thomas D. Zindrick

Name Thomas D. Zindrick Title: Vice President, Law and Associate General Counsel